Exhibit 99.4
Navios Maritime Holdings Inc. Announces
Delivery of Three Newbuild Capesize Vessels
Generating $46.6 million of Annual EBITDA
And Issuance of $20.0 million 6% Unsecured Bond Maturing 2012
PIRAEUS, Greece, August 3, 2009 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) a global, vertically integrated seaborne shipping and logistics company, announced today that it took scheduled delivery in June and July, 2009 of three newbuild Capesize vessels, constructed by South Korean shipyards.
Navios Holdings also announced that it issued a $20.0 million unsecured Bond due 2012 having a coupon of 6% to fund a portion of the purchase price due. A more detailed description of the vessels and an overview of certain material terms of the Bond are set forth below.
Capesize Vessels’ Deliveries
The three vessels will be employed under existing long-term charter-out contracts that will generate a total annual EBITDA of approximately $46.6 million*. These contracts have been insured by an AA+ EU governmental agency. The details of the three newbuild Capesize vessels and their related charters are set forth in the below table:

Name	Type of Vessel	Delivery Date (2009)	Charter-out rate per day (net)	Charter Term
Navios Bonavis	180,022 dwt	June 29	$47,400	5 years

Navios Happiness	180,022 dwt	July 23	$55,100	5 years

Navios Pollux	180,727 dwt	July 24	$42,250	10 years

*	Assuming operating expense of $5,000 per day and 360 revenue days per year.
Financing
Two of the vessels are financed with 10-year term facility for $120.0 million with a margin at 190 bps. The third vessel is financed with a 10- year term facility for $60.0 million with margin at 225 bps.
Terms of $20.0 million 6% Unsecured Bond
Navios Holdings issued a $20.0 million unsecured bond due 2012 (the “Debt Security”) in partial payment of the purchase price due. The Debt Security is not convertible into any securities of Navios Holdings and is structurally subordinated to the existing $300.0 million Senior Note outstanding and those other obligations which are guaranteed by Navios Holdings’ subsidiaries. Interest will accrue on the principal amount of the Debt Security at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, on the maturity date. The Debt Security may be prepaid by the Navios Holdings at any time without prepayment penalty.

Time Charter Coverage
Including the new Capesize vessels, Navios Holdings has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 98.2% for 2009, 78.3% for 2010, 61.2% for 2011 and 55.5% for 2012.
Navios Holdings currently operates 38 vessels with an aggregate carrying capacity of 3.3 million deadweight tons. Including vessels to be delivered, Navios Holdings controls 57 vessels with an aggregate carrying capacity of 6.0 million deadweight tons.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement. For more information please visit our website: www.navios.com.
Forward-Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and
Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

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